Filed Pursuant to Rule 433

Registration No. 333-220283

GILEAD SCIENCES, INC.

FIXED RATE NOTES PRICING TERM SHEET

Dated September 14, 2017

Issuer:	Gilead Sciences, Inc. (the “Company”)

Title of Security:	1.850% Senior Notes due 2019 (the “Notes”)

Principal Amount:	$1,000,000,000

Trade Date:	September 14, 2017

Original Issue Date (Settlement Date):	September 21, 2017 (T+5)

Maturity Date:	September 20, 2019

Interest Rate:	1.850%

Price to Public:	99.965% of the principal amount

Yield to Maturity:	1.868%

Spread to Benchmark Treasury:	50 basis points

Benchmark Treasury:	1.250% due August 31, 2019

Benchmark Treasury Price /Yield:	99-24 3/4 / 1.368%

Interest Payment Dates:	March 20 and September 20, commencing March 20, 2018

Special Mandatory Redemption:

If the acquisition of Kite Pharma, Inc. by the Company is not consummated on or prior to March 27, 2018, or, if prior to such date, the merger agreement relating to the acquisition is terminated, the Notes (along with the floating rate notes being offered in a concurrent offering) will be redeemed at a special mandatory redemption price equal to 101% of the aggregate principal amount of the applicable series of Notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date.

Make-Whole Call:	At any time at a discount rate of Treasury plus 10 basis points

CUSIP / ISIN:	375558 BR3 / US375558BR34

Day Count Convention:	360-day year consisting of twelve 30-day months

Concurrent Offering:	$750,000,000 Floating Rate Notes due September 2018 $750,000,000 Floating Rate Notes due March 2019 $500,000,000 Floating Rate Notes due September 2019

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Evercore Group L.L.C.

Lazard Frères & Co. LLC

The Williams Capital Group, L.P.

Additional Modifications to the Preliminary Prospectus Supplement

In addition to the pricing information above, the disclosures in “United Stated Federal Income Tax Considerations for Non-U.S. Holders” in the Preliminary Prospectus Supplement dated September 14, 2017 will be restated as follows:

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and sale or other disposition of the notes by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. federal income tax regulations (the “U.S. Treasury Regulations”) promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the U.S. federal income tax consequences with respect to notes that were purchased by an initial holder at their original issue price for cash and that are held as capital assets (generally, property held for investment).  This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their circumstances or status, nor does it address specific tax consequences that may be relevant to particular holders (including, for example, financial institutions, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, insurance companies, partnerships or other entities treated as partnerships for U.S. federal income tax purposes and their partners, U.S. expatriates, controlled foreign corporations, passive foreign investment companies, tax-exempt organizations (including private foundations), U.S. Holders that have a functional currency other than the U.S. dollar, or persons who hold the notes as part of a straddle, hedge, conversion or other integrated financial transaction for U.S. federal income tax purposes). In addition, this summary does not address U.S. federal alternative minimum, Medicare, estate and gift tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought, and will not seek, any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary is for general information only and is not intended to constitute a complete description of all tax consequences for holders relating to ownership and disposition of the notes.

EACH PROSPECTIVE PURCHASER OF THE NOTES SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation) that is created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of the Notes that is neither a U.S. Holder nor a partnership (or other pass-through entity) for U.S. federal income tax purposes.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes beneficially owns the notes, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns the notes should consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Tax Consequences to U.S. Holders

Payments of Stated Interest. Based on the interest rate characteristics of the floating rate notes, we intend to treat the floating rate notes as “variable rate debt instruments” (“VRDIs”) for U.S. federal income tax purposes and this discussion assumes such characterization to be correct. Further, stated interest on a floating rate note is expected to constitute “qualified stated interest” under the U.S. Treasury Regulations applicable to VRDIs.  Accordingly, subject to the discussion below on short-term notes, neither the fixed rate notes nor the floating rate notes will be treated as issued with OID (as defined below) and stated interest on fixed rate notes and stated interest on the floating rate notes will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.

Short-Term Notes.  Notes that have a fixed maturity of one year or less (“short-term notes”) will be subject to the following special rules.

In general, a note has original issue discount (“OID”) if the note’s “issue price” (the first price at which a substantial amount of the notes is sold to investors) is less than its “stated redemption price at maturity” (the sum of all payments to be made on the notes other than “qualified stated interest”).  In general, interest on a short-term note is not treated as qualified stated interest and thus is treated as part of the short-term note’s stated redemption price at maturity, thereby giving rise to OID. Thus, all short-term notes will be OID debt securities. OID will be treated as accruing on a short-term note ratably or, at the election of a U.S. Holder, under a constant yield method, and, except as discussed below, included in U.S. Holders’ income as ordinary income as it so accrues.

It is uncertain how the stated redemption price at maturity should be determined with respect to a short-term note with a floating rate of interest. Prospective investors are urged to consult their own tax advisors as to the U.S. federal income tax consequences to them of investing in short-term notes.

A U.S. Holder that uses the cash method of tax accounting (with certain exceptions) will generally not be required to include OID in respect of the short-term note in income on a current basis, though they may be required to include stated interest in income as the interest is received. Such a cash-basis U.S. Holder may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such a short-term note until the maturity of the note or its earlier disposition in a taxable transaction. In addition, such a cash-basis U.S. Holder will be required to treat any gain realized on a disposition of the note as ordinary income to the extent of the holder’s accrued OID on the note, and short-term capital gain to the extent the gain exceeds accrued OID. A U.S. Holder that uses the cash method of tax accounting may, however, elect to include OID on a short-term note in income on a current basis. In such case, the limitation on the deductibility of interest described above will not apply.

Sale, Exchange, Retirement or Other Disposition of a Note. Upon the redemption, sale, exchange or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (i) the sum of all cash plus the fair market value of all other property received on such disposition (except to the extent such cash or other property is attributable to accrued but unpaid interest or OID, which is treated as interest or OID as described above) and (ii) such holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note (plus any accrued OID included in such U.S. Holder’s income) to such holder. Any gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than one year. Long-term capital gain recognized by a non-corporate U.S. Holder (such as an individual) generally is subject to tax at a lower rate than short-term capital gain or ordinary income. The deductibility of capital losses is subject to significant limitations.

Tax Consequences to Non-U.S. Holders

Interest and OID. Subject to the discussions below concerning the Foreign Account Tax Compliance Act, no U.S. federal withholding tax generally will apply to a payment of interest or OID on a note to a Non-U.S. Holder, provided that:

(i)                                     such Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

(ii)                                  such Non-U.S. Holder is not a controlled foreign corporation directly or indirectly related to us through stock ownership;

(iii)                               either (A) such Non-U.S. Holder provides its name and address, and certifies on IRS Form W-8BEN, in the case of individuals, or IRS Form W-BEN-E, in the case of entities (or appropriate substitute form), under penalties of perjury, that it is not a U.S. person or (B) a securities clearing organization or certain other financial institutions holding the note on behalf of the Non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that such certification has been received by it and furnishes us or our paying agent (or other withholding agent) with a copy thereof; and

(iv)                              we or our paying agent (or other withholding agent) do not have actual knowledge or reason to know that the beneficial owner of the note is a U.S. person.

In addition, payments of interest or OID on the notes made to a Non-U.S. Holder will not be subject to U.S. federal withholding tax if the income is effectively connected with such Non-U.S. Holder’s trade or business in the United States (and if required under an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base) and such Non-U.S. Holder provides an IRS Form W-8ECI (or other applicable form). If the above criteria are not met, payments of interest on a note generally will be subject to U.S. federal withholding tax at a 30% rate (or a lower applicable treaty rate, provided certain certification requirements are met).

If interest on the notes is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder and if required under an applicable tax treaty such interest or OID is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder, the Non-U.S. Holder, although exempt from United States federal withholding tax as provided above, generally will be subject to United States federal income tax on the receipt or accrual of such interest or OID on a net income basis when received or accrued in accordance with such holder’s method of accounting. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. These holders are urged to consult their own tax advisors concerning the United States federal income tax consequences to them of the acquisition, ownership and disposition of the notes as well as the application of state, local and non-United States income and other tax laws.

Sale, Exchange, Retirement or Other Disposition of a Note. Subject to the discussions below concerning backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on the receipt of payments of principal on a note, or on any gain recognized upon the sale, exchange, retirement or other disposition of a note (other than any amount attributable to accrued but unpaid interest or OID, which will be taxable in the manner described above under “Tax Consequences to Non-U.S. Holders—Interest and OID”).

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the receipt of payments of principal on a note, or on any gain recognized upon the sale, exchange, retirement or other disposition of a note, unless:

(a)                                 such gain is effectively connected with the conduct of a trade or business in the United States (and if a tax treaty applies, such gain is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder); or

(b)                                 in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more during the taxable year in which such sale, exchange, redemption, or other taxable disposition occurs and certain other conditions are met.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to United States federal income tax on a net income basis (but not U.S. withholding tax), in the same manner as if the Non-U.S. Holder were a resident of the United States, and, in the case of a corporation, may be subject to an additional branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. An individual Non-U.S. Holder who is subject to United States federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of sale, exchange, redemption, or other disposition of the notes will be subject to a flat 30% tax on the gain derived from such sale or other taxable disposition, which may be offset by certain United States source capital losses. Any gain recognized with respect to accrued and unpaid interest or OID upon the disposition of a note by the Non-U.S. Holder would be taxed as described above under “Tax Consequences to Non-U.S. Holders—Interest and OID.”

Backup Withholding and Information Reporting

A Non-U.S. Holder may be required to comply with certain certification procedures to establish that such holder is not a U.S. person in order to avoid information reporting and backup withholding tax with respect to payments of principal and interest or OID on, or the proceeds of the sale or other disposition (including a retirement or redemption) of, a note. Such requirements are generally satisfied by providing a properly executed IRS Form W-8BEN, in the case of individuals, or IRS Form W-BEN-E, in the case of entities. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is correctly and timely furnished to the IRS. In addition, we must report annually to the IRS and to each Non-U.S. Holder the amount of any interest or OID paid to such Non-U.S. Holder regardless of whether any tax was actually withheld. We may also be required to report the proceeds of a disposition to the IRS unless a Non-U.S. Holder properly establishes an exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Additional Withholding Requirements under the Foreign Account Tax Compliance Act

Withholding at a rate of 30% will generally be required in certain circumstances on interest or OID payable on and, after December 31, 2018, gross proceeds from the disposition of the notes held by or through certain financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities, or (iii) otherwise qualifies for an exemption. An intergovernmental agreement between the United States and applicable foreign country may modify these requirements. Accordingly, the entity through which the notes are held will affect the determination of whether such withholding is required. Similarly, interest or OID payable on and, after December 31, 2018, gross proceeds from the disposition of the notes held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the United States Department of the Treasury. Prospective investors should consult their own tax advisors regarding the possible implications of these rules on an investment in the notes.

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The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or calling Wells Fargo Securities, LLC at 1-800-645-3751.

This pricing term sheet supplements the Preliminary Prospectus Supplement issued by Gilead Sciences, Inc. on September 14, 2017 relating to its Prospectus dated August 31, 2017.